Exhibit 99.1

King Reports First Quarter 2015 Results

•	Reports total gross bookings of $604 million, representing 3% sequential growth and 6% year over year decrease
•	Mobile gross bookings increased to an all-time quarterly high of $491 million or 81% of total gross bookings in first quarter 2015, representing 7% sequential and 2% year over year growth
•

Network grew to record levels in Monthly Active Users, Daily Active Users, and Monthly Unique Users for the second consecutive quarter; reached a new quarterly high of approximately 1.6 billion average daily game plays

•	Adjusted EBITDA increased 5% sequentially to $250 million in first quarter 2015; reports seventh consecutive quarter with adjusted EBITDA margin greater than 40%
•	Repurchased 7.396 million shares for $111 million under existing open market share repurchase program

London and New York, May 14, 2015 – King Digital Entertainment plc (“King” or the “Company”) (NYSE: KING), a leading interactive entertainment company for the mobile world, today reported financial results for the first quarter ended March 31, 2015.

King CEO Riccardo Zacconi said, “Our first quarter 2015 results demonstrate the continued strength of our franchises, with Candy Crush Saga, Candy Crush Soda Saga and Farm Heroes Saga remaining top 10 grossing games in the Apple App Store and Google Play Store in the U.S.  We are pleased by the sustained popularity of our games which is also reflected in our second consecutive quarter of company-high network reach metrics and we look forward to leveraging the extraordinary power of our massive player base in launching new innovative games in 2015 and beyond.”

Financial Summary and Key Performance Metrics (in millions, except per share and per user data)

	Three Months Ended
	March 31,	March 31,
	2015	2014
Non-GAAP Results
Gross bookings	$604.5	$641.1
Adjusted revenue	$569.8	$607.6
Adjusted EBITDA	$250.2	$248.6
Adjusted EBITDA margin	44%	41%
Capital expenditures	$7.7	$8.4
Adjusted profit	$196.7	$187.9
Adjusted EPS	$0.61	$0.61

GAAP Results
Revenue	$569.5	$606.7
Profit	$164.1	$127.2
Diluted EPS	$0.51	$0.41
Net cash provided by operating activities	$162.6	$167.9
Cash and cash equivalents at end of period	$661.3	$678.2

Key Performance Metrics
Monthly active users (MAUs)	550	481
Daily active users (DAUs)	158	143
Monthly unique users (MUUs)	364	352
Monthly unique payers (MUPs)	8.523	11.859
Monthly gross average bookings per	$23.64	$18.02
paying user (MGABPPU)

Recent Highlights

•	Network grew to record MAUs, DAUs, and MUUs for the second consecutive quarter, and reached a new quarterly high of approximately 1.6 billion average daily game plays in first quarter 2015
•	Non-Candy Crush Saga[1] titles generated $375 million, or 62% of total gross bookings in first quarter 2015, up from 55% of gross bookings in fourth quarter 2014
•

Three King games were top 10 grossing games on both the Apple App Store and Google Play Store in the U.S. for first quarter 2015, marking the company’s fifth consecutive quarter with at least three games in the top 10 grossing list on one or both of these major U.S. mobile platforms

•	Launched localized versions of Candy Crush Soda Saga in Japan, Korea and China in February, March and April, respectively
•	Reported seventh consecutive quarter with adjusted EBITDA margin greater than 40%; Adjusted EBITDA increased 5% or $13 million sequentially to $250 million
•

In April, launched on Facebook King’s first word game, AlphaBetty Saga, in 9 languages, in which players link letters to create words in a limited number of moves to complete a different challenge on each level

First Quarter 2015 Results Summary

Gross Bookings and Revenue

•

Gross bookings were $604 million for first quarter 2015, representing a sequential increase of $18 million, or 3%, and a year over year decrease of $37 million, or 6%. Excluding the impact of changes in foreign exchange rates, sequential gross bookings would have increased by approximately 7%, and would have been slightly higher on a year over year basis.

•

In first quarter 2015, 81% or $491 million of gross bookings, were derived from our mobile audience, representing a new company high, and 7% sequential and 2% year over year growth. Gross bookings from web platforms were $113 million in first quarter 2015, representing 11% sequential and 30% year over year decreases.

•

Gross bookings from games other than Candy Crush Saga[1] were $375 million for first quarter 2015, representing a sequential increase of $51 million, or 16%, and a year over year increase of $164 million, or 78%.

•	Revenue was $570 million for first quarter 2015, representing a sequential increase of $24 million, or 4%, and a year over year decrease of $37 million, or 6%.
•

The increases in both gross bookings and revenue from fourth quarter 2014 to first quarter 2015 were primarily due to increased gross bookings related to some of our newer games, in particular Candy Crush Soda Saga, partially offset by lower gross bookings related to our more mature games.  The sequential increase in revenue also reflects a lower change in deferred revenue, partially offset by higher sales tax related to new value added tax legislation in the European Union effective in 2015.

•

The decreases in both gross bookings and revenue from first quarter 2014 to first quarter 2015 were primarily due to lower gross bookings from Candy Crush Saga and some of our other more mature games, partially offset by increased gross bookings from some of our newer games, in particular Candy Crush Soda Saga.

Adjusted EBITDA

•

First quarter 2015 adjusted EBITDA was $250 million, representing an increase of $13 million, or 5%, compared to fourth quarter 2014 primarily due to higher gross bookings and lower marketing expenses, which was partially offset by higher payments to platform partners and VAT sales tax.

•

First quarter 2015 adjusted EBITDA was relatively flat compared to first quarter 2014 adjusted EBITDA of $249 million, reflecting decreased sales and marketing, platform fees, and general and administrative costs, which were mostly offset by lower gross bookings and increased research and development expense.

[1]

“Non- Candy Crush Saga gross bookings” or “gross bookings from games other than Candy Crush Saga ” represents total gross bookings (including Candy Crush Soda Saga ) less gross bookings from Candy Crush Saga.

Profit

•

Profit was $164 million for first quarter 2015, increasing by $24 million or 17% compared to fourth quarter 2014. The increase was primarily due to higher adjusted EBITDA and lower net revenue deferrals and income tax expense, which were partially offset by lower foreign exchange gains, and increases in both acquisition-related and share-based and other equity-related compensation expenses.

•

First quarter 2015 profit increased by $37 million or 29% compared to first quarter 2014.  The increase was primarily due to foreign exchange gains and lower share-based and other equity-related comp, which were partially offset by higher income tax and acquisition-related expenses.

Cash and Cash Equivalents

•	Cash and cash equivalents were $661 million at March 31, 2015, reflecting a $298 million special dividend payment on March 24, 2015, and $109 million of share repurchases during first quarter 2015.

Network Reach

•	For the second consecutive quarter, network reach rose to record quarterly highs for MAUs, DAUs and MUUs in first quarter 2015.
•	MAUs were 550 million in first quarter 2015, 17 million, or 3%, from fourth quarter 2014, and up 69 million, or 14%, from first quarter 2014.
•	DAUs were 158 million in first quarter 2015, 9 million, or 6%, from fourth quarter 2014, and up 15 million, or 10%, from first quarter 2014.
•	MUUs were 364 million in first quarter 2015, up 8 million, or 2%, from fourth quarter 2014, and up 12 million, or 3%, from first quarter 2014.
•

The sequential increases in network reach metrics were due to an increase in our mobile players, which was primarily driven by newer games, and partially offset by a decline in our more mature games and Facebook players. The first quarter 2015 increase in MUUs also resulted in part from the addition of a new distribution platform in fourth quarter 2014. The higher growth in MAUs relative to growth in MUUs indicates a higher portion of players are playing more than one of our games, which we believe is primarily due to our active cross-promotion efforts.

Monetization

•	Monthly Unique Payers (MUPs) in first quarter 2015 were 8.523 million, up 179,000, or 2%, from fourth quarter 2014, and down 3.336 million, or 28%, from first quarter 2014.
•

The sequential increase in MUPs is primarily related to the growth of our MUUs over the quarter, some of whom have purchased virtual currency in our games, in addition to increased game play activity, both of which were supported by the holiday marketing campaign which extended into January.

•

Monthly Gross Average Bookings per Paying User (MGABPPU) increased to $23.64 in first quarter 2015, up $0.22, or 1%, from fourth quarter 2014, and up $5.62, or 31%, from fourth quarter 2014. The relatively flat MGABPPU on a sequential basis reflects a consistent portion of payers who are paying in more than one game, who spend higher amounts than those who pay in only one game.

Share Repurchase Program

During first quarter 2015, the Company repurchased an aggregate of 7.396 million shares through open market purchases, utilizing $111 million of the $150 million share repurchase authorization approved by the Board of Directors on November 4, 2014 and by shareholders on January 29, 2015.

Outlook

The following forward-looking statement reflects King’s expectations as of May 14, 2015:

Based on our game release schedule, the impact of foreign currency changes to date and recent trends, we expect gross bookings of $490 million to $520 million in second quarter 2015. Taking these factors into account as we look toward the remainder of the year, we expect the mid-year period to be seasonally softer, returning to growth trends in the latter part of the year.

Conference Call Information

King will host a conference call today, May 14, 2015 at 4:30p.m. Eastern Time to discuss the Company’s results as well as forward-looking information about King’s business. Listeners may access the live conference call via a dial-in number or audio webcast.

Conference call details are:

U.S. callers: +1 877-201-0168

International callers: +1 647-788-4901

Conference ID: 24715412

The conference call will be simultaneously webcast at http://investor.king.com, where listeners can also access King’s earnings press release and slide presentation.

Following the call, a replay of the webcast will be available at the same website. A telephonic replay will also be available for one week following the conference call at +1 855-859-2056 (U.S. callers), or +1 404-537-3406 (International callers), conference ID: 24715412.

About King

King Digital Entertainment plc (NYSE: KING) is a leading interactive entertainment company for the mobile world. It has a network of 364 million monthly unique users as of first quarter 2015, and offers more than 185 exclusive games in over 200 countries and regions through its king.com and royalgames.com websites, Facebook, and mobile distribution platforms such as the Apple App Store, Google Play Store and Amazon Appstore. King has game studios in Stockholm, Bucharest, Malmö, London, Barcelona, Berlin, Singapore, and Seattle, along with offices in San Francisco, Malta, Seoul, Tokyo and Shanghai.

Forward Looking Statements

All statements other than statements of historical fact contained in this release, including statements regarding future outlook and future game releases are forward-looking statements. King has based these forward-looking statements on its estimates and assumptions as of the date of this release. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the fact that a relatively small number of games continue to account for a substantial majority of our revenue and gross bookings, and declines in popularity of these games could harm our financial results; our ability to develop new games and enhance existing games in a timely manner; our ability to effectively manage our growth; revenues and gross bookings from new games may not be sufficient to offset declines in revenues and gross bookings in more mature games; market acceptance of new games and enhancements to existing games; intense competition in our industry; our reliance on the casual game format and the success of our efforts to expand beyond the casual format; our need to anticipate and successfully develop games for new technologies, platforms and devices; fluctuations in our quarterly operating results and other key metrics; reliance on various third-party platforms; reliance on key personnel; our share price and changing market conditions for our ordinary shares; acquisition-related risks, including our ability to integrate our recent acquisitions, the impact of unforeseen integration issues, our ability to retain the key personnel of the acquired businesses, and unknown liabilities; unforeseen difficulties in developing and introducing new games from acquired companies and customer acceptance of such games; general economic conditions and their impact on consumer spending and our share price; the continued effectiveness of our marketing programs; risks associated with operating and offering games in multiple jurisdictions as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in King’s Securities and Exchange Commission filings and reports, including in the Form 20-F filed by the Company on February 13, 2015, and all future filings and reports by the Company. In addition, King operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for King management to predict all risks, nor can King assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that King may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. King does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in King’s expectations.

Non-GAAP and Other Financial Measures

King uses International Financial Reporting Standards (“IFRS”). In addition to IFRS financials, this release includes certain financial measures not based on IFRS, including gross bookings, adjusted revenue, adjusted EBITDA, adjusted EBITDA margin, adjusted profit and adjusted EPS, as well as certain gross bookings information presented on a constant currency basis. These non-GAAP measures are in addition to, not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The non-GAAP financial measures used by King may differ from the non-GAAP financial measures used by other companies, and are not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Some limitations of the non-GAAP financial measures we use are listed below:

Gross Bookings: Gross bookings is a non-GAAP financial measure that is not calculated in accordance with IFRS. Gross bookings is the economic benefit collected from the sale of virtual items and for access to skill tournaments. The Company uses gross bookings to evaluate the results of operations, generate future operating plans and assess performance. While King believes that this non-GAAP financial measure provides a meaningful measurement of the business performance during a particular period because it measures the total cash spend by players in the period, this information should be considered as supplemental in nature and is not meant as a substitute for revenue recognized in accordance with IFRS. In addition, other companies, including companies within our industry, may calculate gross bookings differently or not at all, which reduces its usefulness as a comparative measure.

Adjusted Revenue: Adjusted revenue is a non-GAAP financial measure that is not calculated in accordance with IFRS. King defines adjusted revenue as revenue adjusted to include changes in deferred revenue. King believes that adjusted revenue is a useful metric for calculating adjusted EBITDA margin and understanding our operating results and ongoing profitability.

Adjusted EBITDA and Adjusted EBITDA Margin: Adjusted EBITDA and adjusted EBITDA margin are non-GAAP financial measures that are not calculated in accordance with IFRS. King defines adjusted EBITDA as profit (loss), adjusted for income tax expense (credit), foreign currency exchange loss (gain), acquisition-related expense (including acquisition-related contingent consideration fair value adjustments and other acquisition-related adjustments), non-operating (income) expense, net finance (income) costs, depreciation, amortization, share-based and other equity-related compensation (including social security charges associated therewith) and changes in deferred revenue. King defines adjusted EBITDA margin as adjusted EBITDA as a percentage of adjusted revenue. King believes that adjusted EBITDA and adjusted EBITDA margin are useful metrics for investors to understand and evaluate our operating results and ongoing profitability because it permits investors to evaluate our recurring profitability from our ongoing operating activities. King also uses these measures internally to establish forecasts, budgets and operational goals and to manage and monitor our business, as well as evaluating our ongoing and historical performance. Adjusted EBITDA and adjusted EBITDA margin have certain limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under IFRS. Other companies, including companies in our industry, may calculate adjusted EBITDA differently or not at all, limiting its usefulness as a direct comparative measure.

Capital Expenditures: King defines capital expenditures as the amount paid in the period for the purchase of property, plant and equipment, and intangible assets. King monitors capital expenditures as a measure of the amount we have invested in maintaining or growing the scope of our business. Other companies, including companies in our industry, may calculate capital expenditures differently or not at all, limiting its usefulness as a direct comparative measure.

Adjusted Profit: Adjusted profit is a non-GAAP financial measure that is not calculated in accordance with IFRS. King defines adjusted profit as profit (loss), adjusted for share-based and other equity-related compensation (including social security charges associated therewith), changes in deferred revenue, acquisition-related (income) expense (including acquisition-related contingent consideration fair value adjustments and other acquisition-related adjustments) and amortization of acquired intangible assets. Other companies, including companies in our industry, may calculate adjusted profit differently or not at all, limiting its usefulness as a direct comparative measure.

Adjusted EPS: Adjusted EPS is a non-GAAP financial measure that is not calculated in accordance with IFRS. King defines adjusted EPS as adjusted profit divided by the diluted weighted average number of ordinary shares in issue during the period.

Foreign Exchange Effect on Gross Bookings: Certain gross bookings information in this release is presented on a constant currency basis. This information was calculated using exchange rates consistent with those in effect for the comparative periods. We believe the constant currency measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business. Investors should be cautioned that the effect of changing foreign currency exchange rates has an actual effect on operating results.

Reconciliations of these non-GAAP measures to the most directly comparable IFRS measure are included in the accompanying tables.

Certain figures in the release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

Contacts

Investors:	Media:
Alice Ryder, VP of Investor Relations	Susannah Clark, VP of Communications
ir@king.com	press@king.com
Brunswick Group
kingteam@brunswickgroup.com

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

(unaudited)

	Three Months Ended March 31,
	2015	2014
Revenue	$569,513	$606,709
Other income	1,119	-
Costs and expenses*
Cost of revenue	178,636	195,996
Research and development	50,893	46,757
Sales and marketing	94,837	129,099
General and administrative	40,095	69,315
Total costs and expenses	364,461	441,167
Other gains (losses)	4,921	(4,063)
Net finance costs	(216)	(268)
Profit before tax	210,876	161,211
Income tax expense	46,751	34,012
Profit	$164,125	$127,199

Earnings per share attributable to the equity holders of the Company during the period:
Basic earnings per share	$0.52	$0.43
Diluted earnings per share	$0.51	$0.41

Weighted average number of shares used in computing earnings per share:
Basic	314,919	298,674
Diluted	321,025	309,842

_______________

* Includes share-based and other equity-related compensation expense as follows:

Cost of revenue	$671	$4,066
Research and development	13,844	25,752
Sales and marketing	3,011	5,585
General and administrative	15,188	42,613
Total share-based and other equity-related compensation expense	$32,714	$78,016

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands)

	March 31,	December 31,
	2015	2014
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$661,342	$963,972
Trade and other receivables	218,881	228,392
Income tax receivable	103,748	103,748
Total current assets	983,971	1,296,112
Non current assets
Intangible assets, net	101,737	48,587
Property, plant and equipment, net	33,202	34,310
Deferred tax assets	20,378	14,733
Income tax receivable	52,702	38,431
Other deposits	9,233	9,604
Total non current assets	217,252	145,665
Total assets	$1,201,223	$1,441,777
Liabilities and shareholders' equity
Current liabilities
Trade and other payables	110,846	137,638
Deferred revenue	34,579	34,310
Income tax liabilities	224,171	232,637
Total current liabilities	369,596	404,585
Non current liabilities
Deferred tax liabilities	3,972	669
Income tax liabilities	69,704	51,589
Provision for other liabilities	8,524	3,055
Other non current liabilities	20,000	13,000
Total non current liabilities	102,200	68,313
Total liabilities	$471,796	$472,898
Shareholders' equity
Share capital	77	78
Other reserves	351,259	456,499
Retained earnings	378,091	512,302
Total shareholders' equity	729,427	968,879
Total liabilities and shareholders' equity	$1,201,223	$1,441,777

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Three Months Ended March 31,
	2015	2014
Cash flows from operating activities
Profit for the period	$164,125	$127,199
Adjustments to reconcile profit to net cash provided by operating activities:
Depreciation and amortization	5,686	2,765
Equity settled share-based payments	24,271	42,747
Unrealized foreign currency exchange (gain) loss	(9,588)	4,632
Loss on disposal of property, plant and equipment & intangible assets & derecognition of intangible assets	316	62
Net finance costs	216	268
Income tax expense	46,751	34,012
Change in deferred revenue	269	857
Change in provisions	5,605	-
Changes in operating assets and liabilities:
Trade receivables	4,380	(6,751)
Prepayments, other receivables, current and non current assets	1,905	(5,899)
Trade payables	(9,969)	1,336
Accrued expenses and other liabilities	(19,576)	31,030
Cash generated from operations	214,391	232,258
Interest received	92	56
Finance costs paid	(1)	(378)
Income tax paid, net of refunds	(51,926)	(64,049)
Net cash provided by operating activities	162,556	167,887
Cash flows from investing activities
Purchases of intangible assets	(2,686)	(2,102)
Purchase of property, plant and equipment	(5,008)	(6,301)
Purchase of business, net of cash acquired	(44,574)	(1,150)
Net cash used in investing activities	(52,268)	(9,553)
Cash flows from financing activities
Payment of dividends	(298,336)	(217,116)
Proceeds from initial public offering	-	329,404
Repurchase of the company's share capital	(108,831)	(1,240)
Proceeds from exercise of share options and employee share plan	1,631	3,034
Net cash used in financing activities	(405,536)	114,082
Net (decrease) increase in cash and cash equivalents	(295,248)	272,416
Cash and cash equivalents at the beginning of the period	963,972	408,695
Exchange losses on cash and cash equivalents	(7,382)	(2,941)
Cash and cash equivalents at the end of the period	$661,342	$678,170

Reconciliations of Non-GAAP Results to Nearest GAAP Measures

(in thousands, except per share amounts)

(unaudited)

	Three Months Ended March 31,
	2015	2014
Reconciliation of Revenue to Gross Bookings:
Revenue	$569,513	$606,709
Sales tax	34,925	34,714
Other revenue	(1,681)	(2,499)
Movement in player wallet and other adjustments	1,427	1,300
Change in deferred revenue	269	865
Gross bookings	$604,453	$641,089

Reconciliation of Revenue to Adjusted Revenue:
Revenue	$569,513	$606,709
Change in deferred revenue	269	865
Adjusted revenue	$569,782	$607,574

Reconciliation of Profit to Adjusted EBITDA:
Profit	$164,125	$127,199
Add:
Income tax expense	46,751	34,012
Foreign currency exchange (gain) loss	(4,921)	4,063
Acquisition-related expense	5,365	-
Non-operating (income) expense	(14)	1,403
Net finance costs	216	268
Share-based and other equity-related compensation	32,714	78,016
Change in deferred revenue	269	865
Depreciation and amortization	5,686	2,765
Adjusted EBITDA	$250,191	$248,591
Adjusted EBITDA margin	44%	41%

Reconciliation of Profit to Adjusted Profit:
Profit	$164,125	$127,199
Add:
Share-based and other equity-related compensation	32,714	78,016
Acquisition-related expense	5,365	-
Change in deferred revenue	269	865
Amortization of acquired intangible assets	701	30
Tax effect of adjustments	(6,514)	(18,230)
Adjusted profit	$196,660	$187,880

Reconciliation of Adjusted EPS:
Adjusted profit	$196,660	$187,880
Diluted weighted average number of ordinary shares	321,025	309,842
Adjusted EPS	$0.61	$0.61

Reconciliations of Non-GAAP Results to Nearest GAAP Measures

(in thousands, except per share amounts)

(unaudited)

Three Months Ended
December 31,
2014
Reconciliation of Revenue to Gross Bookings:
Revenue	$545,617
Sales tax	27,406
Other revenue	(1,820)
Movement in player wallet and other adjustments	1,496
Change in deferred revenue	13,583
Gross bookings	$586,282

Reconciliation of Profit to Adjusted EBITDA:
Profit	$140,617
Add:
Income tax expense	63,467
Foreign currency exchange gain	(15,145)
Acquisition-related expense	464
Non-operating expense	1,510
Net finance costs	196
Share-based and other equity-related compensation	27,099
Change in deferred revenue	13,583
Depreciation and amortization	5,553
Adjusted EBITDA	$237,344
Adjusted EBITDA margin	42%

Foreign Exchange Effect on Gross Bookings:
	Three Months Ended
Sequential	March 31, 2015	December 31, 2014
Reported gross bookings	$604,453	$586,282
Foreign exchange effect on Q1-15 gross bookings using Q4-14 rates	20,479
Gross bookings excluding foreign exchange effect	$624,932
Reported gross bookings sequential change %	3%
Gross bookings excluding foreign exchange effect sequential change %	7%

	Three Months Ended
Year over Year	March 31, 2015	March 31, 2014
Reported gross bookings	$604,453	$641,089
Foreign exchange effect on Q1-15 gross bookings using Q1-14 rates	38,497
Gross bookings excluding foreign exchange effect	$642,950
Reported gross bookings year over year change %	(6%)
Gross bookings excluding foreign exchange effect year over year change %	0%